EXHIBIT 99.7

                                 Form 51-102F1

                                BANRO CORPORATION
       INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS - SECOND QUARTER 2004

The following management's discussion and analysis ("MD&A") provides a review of the activities, results of operations and financial condition of Banro Corporation (the "Company") for the three and six month periods ended June 30, 2004, as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited consolidated financial statements of the Company for the six month period ended June 30, 2004, together with the MD&A and audited consolidated financial statements of the Company for the year ended December 31, 2003. This MD&A is incremental to the disclosure included in the MD&A in respect of the audited consolidated financial statements of the Company for the year ended December 31, 2003. As the Company's financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company is available on SEDAR at www.sedar.com. This MD&A is dated August 27, 2004.

General
-------

During the months of June and July 2004, a team of geologists as well as the Company's President, visited the Company's properties located in eastern Democratic Republic of the Congo (the "DRC"). Based on an assessment of these field trips, the Company has now recruited an experienced team of exploration geologists and has placed orders to purchase field equipment for the proposed exploration program. An exploration office is also being established in Bukavu in eastern DRC. It is expected that field camps will be established at the Namoya, Lugushwa and Twangiza projects during the month of September 2004. It is also expected that exploration will commence at these three projects during the fourth quarter of 2004 and will consist of grid establishment, soil sampling, adit and trench sampling, geological mapping and geochemical analysis of soil and rock samples. It is proposed to commence core drilling on one of these projects by the end of the fourth quarter of 2004.

Results of Operations
---------------------

For the six month period ended June 30, 2004, the Company reported a net loss of $1,820,727, or $0.15 per share, compared to a net loss of $67,534, or $0.01 per share, reported for the six month period ended June 30, 2003. For the three month period ended June 30, 2004, the Company's net loss was $1,052,380, or $0.08 per share, compared to a net loss of $245,380, or $0.02 per share, recorded during the three month period ended June 30, 2003. The Company's losses during the first two quarters of 2004 were most significantly impacted by the recording of employee stock compensation expense pursuant to the adoption by the Company in fiscal 2003 of the fair value method of accounting for stock options granted to employees, directors and officers (this expense was $392,198 for the three month period ended June 30, 2004 and $796,873 for the six month period ended June 30, 2004). In addition, compared to the three and six month periods ended June 30, 2003, notable increases occurred in the corresponding periods in 2004 in almost all the expense categories, except consulting fees and amortization expenses. These increases were due to the resumption of the Company's activities in the DRC. Consulting fees paid during the six month period ended June 30, 2004 dropped to $8,119, compared to $177,661 incurred during the same period of 2003 primarily in connection with the negotiations with the government of the DRC regarding the return of the Company's gold properties in the DRC.

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


The Company's results during the three and six month periods ended June 30, 2003 were most largely impacted by foreign exchange gains resulting from fluctuations in the value of the U.S. dollar relative to the Canadian dollar (these gains were $135,998 for the three month period and $274,843 for the six month period), and by the recovery of legal fees of $299,056 during the first quarter of 2003 in relation to a successful legal case as discussed in note 10 of the audited consolidated financial statements of the Company for the year ended December 31, 2003. During the six month period ended June 30, 2004, the Company incurred a foreign exchange loss of $245,286 as a result of fluctuations in the value of the U.S. dollar relative to the Canadian dollar ($229,053 of this loss was incurred during the second quarter).

Summary of Quarterly Results
----------------------------

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the second quarter of 2004. This financial information has been prepared in accordance with Canadian generally accepted accounting principles.

--------------------------------------------------------------------------------
                                2004         2004          2003         2003
--------------------------------------------------------------------------------
                             2nd quarter   1st quarter  4th quarter  3rd quarter
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Net loss                   $ (1,052,380)   $ (768,346)   $(549,728)   $(243,720)
--------------------------------------------------------------------------------
Net loss per share         $      (0.08)   $    (0.07)   $   (0.06)   $   (0.02)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                2003         2003          2002         2002
--------------------------------------------------------------------------------
                             2nd quarter   1st quarter  4th quarter  3rd quarter
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Net income (loss)          $   (245,271)   $  177,737    $(478,824)   $(427,289)
--------------------------------------------------------------------------------
Net income (loss) per share $     (0.02)   $     0.01    $   (0.05)   $   (0.04)
--------------------------------------------------------------------------------

The increase in the second quarter of 2004 in the Company's net loss, compared to the first quarter of 2004, is mostly due to a foreign exchange loss of $245,286 incurred during the second quarter of 2004 compared to $16,232 recorded during the first quarter of 2004. The Company's net loss in the first quarter of 2004, compared to the fourth quarter of 2003, also increased due to a general increase in operating expenses as a result of the resumption of the Company's activities in the DRC. Results for the fourth quarter of 2003 were impacted by the prospective adoption by the Company of stock-based compensation to employees, directors and officers which was only recognized at December 31, 2003. This resulted in an additional expense during the fourth quarter of 2003 in the amount of $378,724. The net income recorded in the first quarter of 2003, as explained above, was affected by a foreign exchange gain and the recovery of legal fees.

Liquidity and Capital Resources
-------------------------------

The Company does not currently generate revenues and relies primarily on equity financings to fund its activities. This exposes the Company to market risks, in addition to the risks associated with the Company's properties being located in the DRC and the risks associated with the resource exploration industry generally.



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


As at June 30, 2004, the Company had working capital of $11,242,797 compared to working capital of $961,068 as at December 31, 2003. The Company's working capital position is mostly comprised of cash raised during the first quarter of 2004 from the exercise of 440,000 stock options and 350,000 common share purchase warrants and from a private placement of 2,000,000 common shares. The Company's current cash position is considered sufficient for planned exploration expenditures on the Company's Twangiza-Namoya gold belt and for general and administrative expenses for the next 12 to 18 months.

Currently, the Company has no significant long term contractual obligations and no long term debt.

Deferred Exploration Expenditures
---------------------------------

The following table provides a breakdown of the Company's deferred exploration expenditures on a property-by-property basis:

                          Banro Congo    Kamituga    Lugushwa    Namoya    Twangiza    Total
                          -----------    --------    --------    ------    --------    -----
Balance 12/31/2003        $ 273,960      $      -    $      -    $    -    $ 48,730    $ 322,690
                       -------------------------------------------------------------------------

Administrative and
   office support           142,724             -           -         -           -      142,724
Geologists                   28,697         7,823       7,823     7,823      62,484      114,650
Travel                        8,000         9,873      15,483    16,616       9,873       59,845
Legal                        62,282         2,191       2,191     2,191       2,191       71,046
Mining property
   fees and taxes           183,556             -           -         -           -      183,556
Depreciation                 10,385             -           -         -           -       10,385

                       -------------------------------------------------------------------------
Balance 06/30/2004        $ 709,294      $ 19,887    $ 25,497  $ 26,630    $123,278    $ 904,896
                       =========================================================================

Outstanding Share Data
----------------------

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at August 27, 2004, the Company had outstanding: (a) 13,217,844 common shares; (b) warrants to purchase 120,000 common shares; and (c) stock options to purchase 1,861,500 common shares.





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